J. Michael Hansen Executive Vice President & Chief Financial Officer

November 3, 2021

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:       Jennifer Angelini

Sergio Chinos

Re:   Cintas Corporation

Form 10-K for the Fiscal Year Ended May 31, 2021
Response Dated September 28, 2021

File No. 000-11399

Ladies and Gentlemen:

Cintas Corporation, a Washington corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 21, 2021 (the “Comment Letter”), in regard to our September 28, 2021 response to the Staff’s comment letter and the above-referenced Form 10-K for the fiscal year ended May 31, 2021 (the “Form 10-K”) filed by the Company on July 28, 2021.

Below are the Company’s responses. For the convenience of the Staff, the italicized numbered responses set forth below correspond to the comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended May 31, 2021

General

1.             Your response to prior comment 3, which states that you have not identified any material indirect consequences of climate-related regulation or business trends, appears to be conclusory without providing sufficient detail. Please provide us with additional support for your conclusion, including with regard to the individual items noted in our prior comment.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

November 3, 2021

Response: As background for the Staff, the Company respectfully advises the Staff that the Company provides certain products and services that generally enhance its customers’ image and help keep customers’ facilities and employees clean and safe. These products and services include uniforms through rental and sales programs, mats, mops, restroom supplies, first aid and safety products, fire extinguishers and testing and safety training. None of these products produce significant greenhouse gas emissions. The Company generally provides these products to customers via approximately 11,000 local delivery routes. These local delivery routes are run by Company employees on Company-owned trucks. These trucks do create greenhouse gas (“GHG”) emissions in compliance with current regulatory emissions requirements. Many of the Company’s products, such as uniforms, mats, mops and other rentable products, are laundered in Company-owned laundry facilities. The laundering process uses water and energy to run the washers, dryers and other processing equipment.

In response to the Staff’s comment, the Company respectfully advises the Staff that, at the time of the filing of the Form 10-K and to date, aside from the general economic effects of the COVID-19 pandemic on its customers, the Company did not experience and has not experienced any significant decreased demand for products or services, whether such products or services might produce significant GHG emissions or are related to carbon-based energy sources, or significant demand for products or services that might result in lower emissions than competing products or services. The Company did not identify and has not identified any significant changes in competition due to innovative new services that result in lower emissions. While the Company has had inquiries from customers and investors about its fleet and laundry processes with regards to GHG emissions and other carbon-based energy impacts, the Company did not identify and has not identified any material reputational risks resulting from these inquiries.

2.             In response to prior comment 4, you indicate that you have not identified any significant physical effects of climate change on your operations and results that are material. Your response appears to be conclusory in nature, but does not address the specific elements of our prior comment. Please tell us about the physical effects of climate change considered in your response, address the factors from our prior comment, and provide an analysis of materiality.

Response: As background for the Staff, the Company respectfully advises the Staff that the Company has a diverse geographic presence within the United States and Canada. The Company operates within 473 facilities throughout the United States and Canada, and the Company had no concentration of its consolidated fiscal 2021 revenue exceeding nine percent in any one state within the United States and had less than six percent of its consolidated fiscal 2021 revenue derived in Canada. Additionally, the Company did not have any one particular customer that accounted for more than one percent of its consolidated fiscal 2021 revenue.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

November 3, 2021

In response to the Staff’s comment, the Company respectfully advises the Staff that, as a result of the Company’s geographic and customer revenue diversity, local and regional climate change and weather-related disasters, such as tornadoes, hurricanes, fires or snow storms, have not materially adversely impacted the Company’s financial performance. While these types of disasters have certainly occurred in the United States in the last several years, they have not materially adversely impacted the Company’s financial performance or caused any material damages to the Company’s property or operations. For example, during the Company’s third quarter of fiscal 2021, winter and ice storms occurred in Texas. Although these storms did create challenges, the Company was able to transfer processing volumes within its surrounding plants and continue to visit most customers in a timely manner. As a result, these storms did not have a significant impact on the Company’s third fiscal quarter of 2021 financial performance as evidenced in the Company’s Quarter Report on Form 10-Q for the quarterly period ended February 28, 2021.

With respect to the potential for indirect weather-related impacts that have affected or may affect the Company’s suppliers, the Company respectfully advises the Staff that it did disclose in “Item 1A. Risk Factors” of the Form 10-K in the risk factor entitled “Unexpected events could negatively impact our operations and adversely affect our consolidated results of operations” that unexpected events, such as severe weather conditions and natural disasters such as hurricanes or tornadoes, could result in supply disruptions that could adversely affect the Company’s consolidated results of operations. At the time of the filing of the Form 10-K and to date, the Company did not view and has not viewed the potential for indirect weather-related impacts that have affected or may affect the Company’s customers given the Company’s geographic and customer revenue diversity.

Lastly, the Company respectfully advises that Staff that at the time of the filing of the Form 10-K, it did not and has not identified any material weather-related impacts on the cost or availability of insurance.

3.             Your response to prior comment 5 states that you have not identified any effects of transition risks related to climate change that are material to the company. Please describe the transition risks you have identified and explain how you concluded their effects were not material.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company did disclose in “Item 1A. Risk Factors” of the Form 10-K” certain transition risks that could potentially, materially and adversely affect its business and financial performance. These risks included:

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

November 3, 2021

•	“An inability to open new, cost effective operating facilities may adversely affect our expansion efforts.” Within this risk factor, the Company indicates, ”Our ability to open new operating facilities depends on our ability to identify attractive locations…and obtain adequate utility and water sources and comply with environmental regulations, zoning laws and other similar factors.”

•	“Unexpected events could negatively impact our operations and adversely affect our consolidated results of operations.” Within this risk factor, the Company indicates, “Unexpected events, including fires or explosions at facilities, severe weather conditions, natural disaster such as hurricanes and tornadoes…could adversely affect our consolidated results of operations.”

•	“Changes in the fuel and energy industry could adversely affect our consolidated financial condition and consolidated results of operations.” Within this risk factor, the Company indicates, “The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events outside our control, including…environmental concerns…”

•	“Failure to comply with federal and state regulations to which we are subject could result in penalties or costs that could adversely affect our consolidated results of operations.” Within this risk factor, the Company indicates, “Our business is subject to complex and stringent state and federal regulations, including…transportation and other laws and regulations.” The Company further indicates, “We have incurred, and will continue to incur, capital and operating expenditures and other costs in the ordinary course of our business in complying with USDOT regulations, the OSHA Act and other laws and regulations to which we are subject. Changes in laws or regulations that may be enacted by the current U.S. presidential administration and Congress, may alter the landscape in which we do business and may affect our costs of doing business. The impact of new laws and regulations cannot be predicted. Compliance with new laws and regulations may increase our operating costs or require significant capital expenditures.”

•	“Compliance with environmental laws and regulations could result in significant costs that adversely affect our consolidated results of operations.” Within this risk factor, the Company indicates, “Our operating locations are subject to environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs…under these laws and regulations.” The Company further indicates, “In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.”

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

November 3, 2021

While the Company disclosed in the Form 10-K that certain transition risks could potentially, materially and adversely affect its business and financial performance, at the time of the filing of the Form 10-K and to date, the Company did not identify and has not identified any specific and quantifiable material effects of transition risks related to climate change. As disclosed in the Form 10-K, the Company is subject to complex and stringent state and federal regulations. The Company works hard to understand these existing laws and regulations, and the operational impact of those are incorporated into its current financial performance. Predicting future policy and regulatory changes in connection with climate change, and the specific details of those changes, is very difficult and challenging.

As the Company assesses its future within the constructs of climate change, though, it has identified potential transition risks associated with its fleet and with its laundry operations. The risk associated with the Company’s fleet relates to the possible transition to alternative fuel as opposed to gasoline or diesel. The Company has researched alternative fuel vehicles, but none had been identified at the time of the filings of the Form 10-K or has been identified to date that could perform in the necessary manner to complete the Company’s service routes. The Company recognizes that it will need to purchase and/or replace trucks within its fleet from time to time as the Company grows and as trucks exhaust their useful lives. Recognizing that no alternative vehicle solution exists today that can meet the Company’s performance requirements, the Company cannot predict if the future costs of trucks will change materially, although the Company does not view this a material risk.

The potential risks associated with the Company’s laundry operations relate to the future availability of water and possible transition to alternative fuel used to operate its laundry equipment as opposed to natural gas or electricity. The Company continuously searches for more efficient processes, uses of water and alternative fuels in order to improve its operational performance and to reduce its carbon intensity. At the time of the filing of the Form 10-K and to date, however, the Company was not and is not aware of any requirement to transition away from water usage, natural gas and electricity, was not and is not aware of any existing laws or regulations that would materially increase the costs of operating its laundry facilities, and was not and is not aware of any alternatives or technological changes to its current operating procedures that could result in material transition effects on its laundry operations. Lastly, the Company did not identify and has not identified any credit transition risks related to climate change.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

November 3, 2021

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If you have any questions regarding the foregoing, please do not hesitate to contact me at 513.972.2079.

Very truly yours,

/s/ J. Michael Hansen
J. Michael Hansen
Chief Financial Officer